Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information — §227.201(a)

Company Legal Name:	Lunchwale, Inc.
Jurisdiction of Organization:	Texas
Date of Organization:	12/18/2017
Form of Organization:	Corporation
Physical Address:	10601 Clarence Dr, STE 250 Frisco, TX 75033
Issuer Website:	www.lunchwale.co

Directors and Officers of the Company — §227.201(b)

Name:	Title:	Start Date:
Gopi Kantamneni	CEO & Founder	12/2017
Asha Kantamneni	Chief Kitchen Officer & Co-Founder	02/2018
Aishwarya Kantamneni	CFO & Co-Founder	01/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares — §227.201(c)

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Name of Holder	Share Class	Percentage Held	Shares Held
Gopi Kantamneni	Common	32%	128,000,000

Description of Company's Business — §227.201(d)

The Problem:
Lunch at the workplace has become an expensive affair for a few key reasons:
First the DELIVERY CHARGES. The average cost of delivery is at least $3.99 and that's before tips are included. Second the FOOD COST. The cost of the food itself has also become quite expensive.
The Solution:
'Lunchwale' Preset Meals!
Lunchwale 'Preset Meals' **for just $4.99 only! FREE DELIVERY** & No Minimum order requirement to begin with.
The Market & Competition:
The food delivery business is thriving with several key players including Doordash, Uber Eats, Foodsby, etc. The 'Preset Meals' market is ripe for taking with no established players.
The Lunchwale Advantage:
• A Profit-making company for two consecutive years.
• Two years plus into full-fledged operations.
• Over 200% growth in revenue in the 2nd year of operations.
• Provisional PATENT Application filed with USPTO to protect the 'LUNCHWALE' business order & delivery process.
• First-Mover-Advantage.
• 'LUNCHWALE' Brand is a registered trademark of Lunchwale, Inc. with the USPTO.

Lunchwale is not just a catchy name, it's a brand with a purpose. Lunchwale means 'The Lunch People'. Lunchwale offers delicious, affordable branded lunches delivered free of charge at the door, its a boon to the working community.
Lunchwale story:
Founded: Dec 18, 2017.
2018 Sales Revenue $33k
2019 Sales Revenue $71K, a jump of over 200%
A Profit Making company.

On average we add 3-4 new customers daily, consistently adding to our existing customer base of 1000+. Our vision is to eventually reach every city in the US and ultimately the world! Quite frankly, lunch at work will never be the same again!

The beauty of Lunchwale is that we don't cook or run kitchens. We simply outsource food from one of the best restaurants in town and leverage their idle kitchen resources during their downtime.

Lunchwale allows vendors to utilize their idle kitchen resources to cater to our daily bulk business before 10 am, thus providing additional value to their bottom line without interfering with their daily business routines.

This means we don't have to deal with any of the fixed costs like interest on bank loans, huge salaries, wages, exorbitant rents, wastage costs, and other operating expenses. We run a lean operation expense and are unlikely to incur operating losses thanks to our highly variable cost structure.

Our simple product line has just two versions to choose from - Veggie or Non-Veggie meals and liberates customers from spending time perusing menus to create their lunch order.

This means we have the unique opportunity to mass-produce the lunches bringing the cost per meal down to a minimum which is not possible in an ala carte menu business model, where every meal is cooked specifically to the needs of the individual taste of the customer! So, really no competition in the Preset Meals segment for us!

Our customers are our brand ambassadors, constantly demonstrating their appreciation for our service through testimonials and word of mouth advertising.

Making money and keeping vendors and customers happy and satisfied is our motto.

Here is the BEST part of our business model:
Business hours: Monday - Friday 10 am to 1.15 pm with no operating expenses to clock afterward!

Please refer to business plan document attached under Exhibit G.

Number of Employees — §227.201(e)

Number of Employees:	3

Risks & Disclosures — §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk:

Investing in early stage companies without a proven track record of performance or sound liquidity such as Lunchwale (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Fraud Risk:

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price:

The price of the Company's commom stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans:

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Economic Risk:

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

Local, regional, national, or global economic recessions.
Changes in capital market conditions and the Company's ability to obtain future funding.
Changes or declines in employment within the Company and outside the Company.
Domestic or international tax policy changes.
Domestic and global political conditions.
Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

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Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

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Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Risk of Limited Operating History

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The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision. Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Insured Risk/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity. Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Operational Risks:

1. Drivers could meet with an accident as result all lunches in that vehicle may end not being delivered or delivered late impacting the brand image.
2. Vendor may delay the supply for reasons beyond their control by 30 mins or 1 hour which may impact the deliveries and eventually impact the brand equity.
3. Food Poisoning on account of allergy or otherwise could occur as a result could once again impact the brand equity resulting loss of business and revenues, these risk factors are quite common to the entire food industry, Lunchwale could address these risk factors by taking additional insurance cover and adequate QC checks as proactive measure, how ever these risk factors will continue to persist.

Dilution Risks:

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the "Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Target Offering Amount and Deadline − §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000.00	02/01/2021

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

<u>Investments in Excess of Target Offering Amount – §227.201(h)</u>

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$1,070,000.00	First-Come First-Served

<u>Purpose and Intended Use of Offering Proceeds – §227.201(i)</u>

Purpose of the offering and description of intended use of funds:

If we reach our minimum target of the fund raise of $25,000, intended use the funds will be as following:

Offering Expenses $ 3,200

Portal fee & Legal Expenses $ 2,000

App Devlopment: $ 15,000

Working Cap $ 4,800
Total : $25,000/-

Intended Use of Funds if we reach the maximum target of $1,070,000 will be as below:

Offering Expenses $ 3,200

Portal fee & Legal Expenses $ 86,800

Working Capital Expenses $ 140,000

Purchase of Delivery Vehicles $ 300,000

Software Development $ 100,000

App Development $ 300,000

Marketing &Advertising Expense $ 140,000

Total: $1,070,000

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$3,200.00	$3,200.00
Portal Fees:	$1,000.00	$42,800.00
Software Development:	$0.00	$100,000.00
App Development	$15,000.00	$300,000.00
Legal Exps	$1,000.00	$44,000.00
Working Capital Exps	$4,800.00	$140,000.0
Pur of Delivery Vehicles	$0.00	$300,000.00
Marketing Exps	$0.00	$140,000.00
Total Proceeds:	**$25,000.00**	**$1,070,000.00**

Irregular use of proceeds: No

Does your company have any irregular use of proceeds?

None

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering equity securities in the form of common stock, which will be referred to as "Stock". The Stock issued by the company will be sold at $.06per share, with an overall company valuation of $7,500,000.00.

Ownership and Capital Structure–§227.201(m)

The Offering:

Company: Lunchwale, Inc.
Address: 10601 Clarence Dr. STE 250, Frisco, TX 75033
State of Organization: Texas
Date Company was Formed: 12/18/2017

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Equity – Common Stock
Share Class: Class A Common Stock
Prefunding Company Valuation: $7,500,00.00
Security Purchase Price: $0.06
Minimum Offering Amount: $25,000.00
Maximum Offering Amount: $1,070,000.00
Shareholder Voting Rights: Yes
Shareholder Voting Rights Limitations: None

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Company Valuation Method:

There are many ways a company's valuation can be based upon, from revenue to net-worth to assets of the company, but, when the concept & story-line of the startup is strong and the scalability is unlimited, then, any valuation is justified. Lunchwale has very well established the proof of concept, the demand has been growing at 200% plus during the last year (2019) and the growth potential is huge and unlimited. The valuation is based on the unlimited potential the business model offers that can potentially grow into a multi-million or even multi-billion dollar business.Based on the several valuation tools that are available, we have used a future cash flow discounted rate method, considering an annualized cash flow for a period of 10 -12 years.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	400,000,000	200,000,000	Yes

Exercise of Principal Shareholder Rights

Principal Shareholders of the Company may make decisions that could negatively impact the Company or its overall performance. These decisions may not be agreeable for all investors. Investors could lose some or all of their investment.

Additional Issuances of Securities

The Company may raise more capital in the future. Depending upon the offering, new investors may receive additional equity shares in the Company which will dilute existing shareholders ownership percentage. upon the issuance of new shares by the Company. Future offerings may provide the new investors with advantages not available to you as a prior investor.

Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may decrease liquidity for such securities, and/or decrease the percentage interests held by other investors, while creating pressure on the Investor to sell its securities to the Company.

Sale of Issuer or Its Assets

Investors will be considered minority owners of the Company and will have no influence on the sale of the Company or its assets. All decisions related to the sale of the Company or its assets will be at the sole discretion of the executive management of the Company. In the event that a part or all of the Company or its assets are sold, there will be no guarantee that the investors initial investment in the company will be equal to or in excess of the investor's initial investment.

Transactions with Related Parties

Transactions in which conflicts of interest arise with the Company are possible. In these cases, the executive management team or the Board of Directors will have the exclusive authority to determine whether such transactions are in the best interest of the Company. Investors acknowledge that such conflicts of interest may occur and waive claim to liability that could arise from conflicts of interest.

Summary of differences between security offered and outstanding securities:

Our revenue during the year 2019 was 70,877 and we have generated a net profit of $10,835 which was basically used to offset working capital expense

Capital Resources and Material Terms of Debt - §227.201(p)

None

Other Exempt Offerings within the Last 3 Years - §227.201(q)

None

Transactions between the Company and "Insiders" - §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

Lunchwale started its journey on Dec 18, 2017, serving corporate companies located on one single street and expanded its footprint to now in 4 cities in the Dallas/Fort Worth area.
Highlights of operation:

1. Profit Making Company
2. Sales 2018 $33,700
3. Sales 2019 $71,607 a jump of over 200%
4. Over 1000 + customer base and counting on daily basis with approx. 3-4 new customers added every single day.
5. Our minimum order requirement from repeat customers is 5 Lunchwale Lunches with differed deliveries, this actually means 500% advance payment upfront.
6. All this is with just one delivery man operating part time (3 hours a day M-F)

Financial Projections:

Lunchwale has the potential to grow about 200% - that's $150k in the year 2020 if we reach our target of minimum fundraise, and grow by 400% of 2019 that's $300k in 2021, if we reach 50% of our maximum target fundraise. Our long term objectives in the next 5 years, Lunchwale has the potential to reach much higher levels taking the sales revenue to $500-5000k subject to reaching our maximum fundraise. Lunchwale has the potential to reach $50M in sales revenue in ten years if reach our target of maximum fundraise.

Historical Issuer Financial Statements - §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

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Disqualification Events - §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report. Once posted, the annual report can be found on the company's website at https://lunchwale.co/investors.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company has not prevously failed to file the reports required by Regulation CF associated with prior raises.